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March 29, 2006

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attn: Mr. John L. Krug

Re:  BiTech Pharma, Inc.

F/K/A China RX Holdings, Inc.

File No.000-51684

Registration Statement on Form 10-SB

Filed December 16, 2005

Ladies and Gentlemen:

On behalf of BiTech Pharma, Inc. (formerly known as China RX Holdings, Inc.), a Delaware corporation (the “Company” or “BiTech”), we have been authorized by the Company to re-file the Form 10SB and present the following responses to the certain letter dated January 11, 2006 from the Staff (the “Comment Letter”), relating to the Company’s Form 10-SB filed on December 16, 2005 (the “Form 10-SB”).

Please be advised that since the Company did not expect to resolve the international aspects of the accounting issues raised by your Comment Letter,  we wrote a letter on behalf the Company to withdraw the previous filed Form 10-SB on February 9, 2006. According to your instruction on the phone, we hereby re-file the Form 10SB with marker-ups (“Registration Statement”) and this response to your Comment Letter.

Please also be advised that China RX has changed its name to Bitech Phama, Inc. (“BiTech”) on January 18, 2006.

The Staff’s comments have been set forth in italics and paragraphs have been numbered to correspond to the numeration of the Comment Letter.

FORM 10-SB

General

1.  Pursuant to section 12(g) (1) of the Exchange Act, your registration statement will automatically become effective 60 days after it was filed. If we are not finished with the

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review by that time, you should withdraw the registration statement and re-file it to delay its effectiveness.

Item 1, Description of Business

Overview, page 3

2.

Please expand the discussion to describe the nature and extent of Ballantrae’s business when it emerged from bankruptcy proceedings, the nature and extent of China RX’s business activities at the time of the merger with Ballantrae, and the reason for the merger.

In response to the Staff’s comment, the Company has made such revision on page 4 of this Registration Statement.

3.

Please clarify the nature and extent of any affiliation between PTI and Baite and /or First Capital prior to the acquisition by China RX.

The affiliation relationship between PTI and First Capital is that Lin’s Investment Management Co., Ltd., the only shareholder of First Capital, which held 27,000,000 shares of common stock of PTI, owns 59.17% of the shares of PTI. There is no affiliation relationship between PTI and Baite prior to the acquisition by BiTech. The Company has made such revision and attached a chart on page 5 and 6 of this Registration Statement.

Overview of PTI,

4.  Please expand the discussion to update the status of your applications and filings with the FDA.

PTI has developed a pipeline of two replacement protein drugs and two novel proteins with its potential first Investigational New Drug (IND) filing with the Food and Drug Administration at the end of 2005. PTI aims to receive the first IND by the end of 2006.

5.

Please include the information requested by Item 101 (b) (2), (4), (6), (8), (9), and (11) of Regulation S-B to the extent applicable.

In response to the Staff’s comment, the Company has supplemented the information requested by Item 101 (b) (2), (4), (6), (8), (9), and (11) of Regulation S-B.

(2) Distribution methods of the products or services;

PTI does not have any marketed products. It provides contract services to customers with fee-based protein re-folding contracting services.

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(4) Competitive business conditions and the small business issuer's competitive position in the industry and methods of competition;

In response to the Staff’s comment, the Company has made such revision on page 7 of this Registration Statement.

(6) Dependence on one or a few major customers;

Not applicable.

(8) Need for any government approval of principal products or services. If government approval is necessary and the small business issuer has not yet received that approval, discuss the status of the approval within the government approval process;

In response to the Staff’s comment, the Company has supplemented a subsection titled “Government Regulation” on page 7 of this Registration Statement.

(9) Effect of existing or probable governmental regulations on the business;

In response to the Staff’s comment, the Company has supplemented a subsection titled “Government Regulation” on page 7 of this Registration Statement.

(11) Costs and effects of compliance with environmental laws (federal, state and local);

In response to the Staff’s comment, the Company has supplemented a subsection titled “Environmental, Health, Safety and Other Regulations” on page 8 of this Registration Statement.

6.

Please provide supplemental support for the statement concerning the potential market for your products. Please mark the relevant sections of the supporting documentation.

Since we cannot locate the original data source documents, we hereby delete the “market size over $7B” sentence.   The Company has made such revision on page 9 of this Registration Statement.

7.

Please expand the discussion to provide the expiration date for your core technology patent.

Please refer to the chart on page 11 of this Registration Statement.

Management team,

8． It is unclear from the placement of this section whether there is a separate management team for First Capital and Baite. Please advise or revise.

Yes, there is a separate management team for Baite. The introduction of the management team in

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the previous Form 10-SB is only for PTI. In response to the Staff’s comment, the Company has made a revision to clarify this matter, please refer to the subsection “Management team of PTI” and “Management team of Baite” on page 13 and page 23 of the Registration Statement.

9.  Briefly describe the business experience for at least the past five years for each member, indicating the time period during which each respective position was held.

In response to the Staff’s comment, the Company has made such revision in subsection “Management team of PTI” and “Management team of Baite” on page 13 and page 23 of the Registration Statement. .

The pharmaceutical Industry of the PRC

10. Please provide supplemental support for the statement attributed to various publications on pages 11-21. Please mark the relevant sections for ease of reference.

In response to the Staff’s comment, the Company has made such revision in all the references on pages 16-22.

Overview of the Chinese Herbal Pharmaceutical Industry, page 11

11. Please expand the discussion to explain the national registration process and the extent to which your products have “passed” the process.

The Company has been granted the Permit, GMP certificate and the registration number issued by relevant authorities, please refer to the subsection titled “Baite Products & Raw Materials” on page 17 of this Registration Statement.   Statement.

Marketing and Distribution, page 14

12. Please confirm that your sales and marketing activities are limited to the PRC.

Currently, Baite’s sales and marketing activities are limited to the PRC.

Risk Factors

General

13.

Please consider adding risk factor pertaining to the lack of existing market for your securities and the possible application of the penny stock rules.

In response to the Staff’s comments, the Company has supplemented a subsection titled “Risks

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Related to Our Common Stock” in the Section “Risk Factors” on page from page 35 to page 38 of this Registration Statement.

We may be unable to obtain additional capital ….page 23

14.

Please expand the discussion to indicate how much additional capacity you may need, when, and for what purpose.

In response to the Staff’s comments, the Company has made such revision on page 30 of this Registration Statement.

15.

Your discussion includes a number of distinct risks, i.e. need for capital, dilution, debt service and restrictive covenants. Please consider placing each distinctive risk in a separate risk factor.

In response to the Staff’s comments, the Company has made such revision on page 30 and page 31 of this Registration Statement.

We face increased risks of doing business due to ….page 24

16.

Please revise this risk factor discussion to quantify the amount of revenues from and assets attributed to your operations in China.

In response to the Staff’s comments, the Company has made such revision on page 32 of this Registration Statement.

If we cannot obtain additional capital ….page 28

17.

Please quantify the additional funding you need and when anticipate this funding will be required.

In response to the Staff’s comments, the Company has made such revision on page 39 of this Registration Statement.

If we are unable to attract and retain key employees ….page 29

18.

Please discuss any material difficulties the company has had in attracting and retaining skilled personnel.

Our ability to effectively implement our business strategy will depend upon, among other factors, the successful recruitment and retention of additional highly skilled and experienced management and other key personnel. Because we cannot provide more attractive salary and more advanced

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R&D facilities than other large R&D companies, we cannot assure that we will be able to hire or retain such employees. In response to the Staff’s comments, the Company has made such revision on page 39 of this Registration Statement.

19.

Please indicate the extent to which you have employment agreements with your key employees.

Xinli Lin and Jun Bao are the key employees of PTI. Both of them have signed the employment agreements with PTI, which have been attached in the Registration Statement.

Our certificates, permit, and licenses are subject to governmental control and renewal ….page 32

20.

Since your permit expired in December 2005, please update the discussion to indicate the current status of the permit and how this may affect your business and results from operations.

We have renewed our Permit in December 2005, which will be valid through December 31, 2010.  In accordance with Administration Law and the Implementation Rules of China, any pharmaceutical production enterprise must obtain the Permit. Therefore, if the Permit expires, Baite will not be able to engage in medicine production which will cause its operations to be terminated. The Company has made a revision in the Registration Statement to clarify this matter. In response to the Staff’s comments, the Company has made such revision on page 43 of this Registration Statement.

Description of property – First Capital, page 49

21.

Please expand the discussion to include your manufacturing operations. If material, file the leases as exhibits. See Item 601(b) (10) (B) of Regulation S-B.

In response to the Staff’s comments, the Company has made such revision in the section titled “Description of Property” on page 64 of this Registration Statement.

Security ownership of certain beneficial owners and management, page 49

22.

Please expand the discussion to identify the natural person with voting or investment control over the securities owned by Lin’s Investment Management Co., Ltd.

As the sole shareholder and director of Lin’s Investment Management Co, Ltd., Dr. Xinli Lin is the natural person with voting or investment control over the securities of BiTech owned by Lin’s Investment management Co., Ltd.

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Employment agreement, page 52

23.

Briefly describe the employment agreements and, if material, file them as exhibits.

Since none of the compensation of any of the executive officers of the Company   exceeds $100,000, we therefore only listed the compensation to the  CEO, Mr. Jun Bao of the Company and briefly describe the employment agreement as below and in the Registration Statement.

The employment agreement between Mr. Jun Bao and PTI is an at-will employment agreement signed on September 20, 2003. No annual base salary is paid to Mr. Bao because 6,150,000 shares of PTI common stock have been granted to him as compensation instead of cash. A confidentiality agreement and an invention disclosure agreement are signed separately as the attachments of the employment agreement. In response to the Staff’s comments, the Company has made such revision on page 70 of this Registration Statement.

Audited consolidated Financial Statements for Years Ended June 30, 2005

24.

Based upon a preliminary review of your financial statements and the accounting policies used by management, it appears that the financial statements were not prepared in conformity with accounting principles generally accepted in the United States but another comprehensive basis of accounting. Please represent to us that the financial statements were prepared based upon US GAAP. Additionally, please address how each of the following items complies with US GAAP. Please cite the appropriate accounting literature management relied upon.

We believe that the financial statements were prepared in conformity with accounting principles generally accepted in the United States. We believe the items presented in the comment letter were the result of possible unclear wording and interpretation differences.

a)

Recognition of impairment income within the consolidated statements of operations and reassessing of your interest in subsidiaries when there is an indication that the impairment losses recognized in prior years no longer exists.

We have removed the impairment income line from the financial statements and the assets acquired have been reduced by the $30,000 and the related depreciation was adjusted. The amount represented the difference between investment (acquisition price) in Xingye and the fair value of the net assets acquired. The amount was incorrectly reported in the statement of operations rather than a reduction of assets acquired.

b)

Current accounting treatment and presentation of the enterprise expansion fund within stockholder’s equity.

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We have revised the financial statements to show the board appropriation of retained earnings in Note 15. The appropriation was removed from the consolidated statements of changes in shareholders’ equity. Also, Note 1 on the consolidated statements of changes in shareholders’ equity has been removed.

c)

Current accounting treatment for the difference between the share capital of subsidiaries acquired over the nominal value of the share capital issued in exchange.

We have revised the consolidated statements of changes in shareholders’ equity column title and consolidated balance sheets equity line title to Additional paid in capital from “Reserves Merger Reserve” to reflect the proper title. Also, Note 2 on the consolidated statements of changes in shareholders’ equity has been removed. This item represents additional paid in capital resulting from the merger reorganization and capital contributions by the majority shareholders.

d)

Current accounting and presentation of the acquisition of PTI and First Capital on the basis of “merger accounting”, including presentation of the financial statements as if the companies had been acquired as of the beginning of the fiscal year ended June 30, 2004.

PTI is an operating company which was under common control with BiTech F/K/A China RX. The stock of PTI was exchanged for stock in BiTech and the transaction was accounted for as a recapitalization. The transfer was recorded at the carrying amounts of the transferred assets as the transfer was between controlled or controlling related parties. First Capital is a holding company which was under common control with BiTech F/K/A China RX. The stock of First Capital was exchanged for stock in BiTech. and the transaction was accounted for as a recapitalization. First Capital has no significant operations or assets of its own. It’s subsidiary Xingye is an operating company which was acquired on January 4, 2005.

e)

Recognition of revenue generated from service contracts when invoice is issued

We have revised the wording for revenue earned from service contracts to clarify our revenue recognition policy. Service contracts are generally only one month in length.

f)

Recognition of license fee income upon execution of license agreement

We have expanded the wording for the license fee revenue earned to clarify our revenue recognition policy. The license fee income represented income from a one time sale of an exclusive sublicense, which was recognized when the license agreement was executed as there is no continuing liability to the purchaser of the sublicense.

g)

Recognition of grant income when received

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We have revised and expanded the wording for revenue earned from grants to clarify our revenue recognition policy. Revenue is recognized on a cost reimbursement basis.

h)

Determining the impairment of receivables as the difference between the carrying amount and the recoverable amount, which is the present value of expected cash folws, discounted at the market rate of interest for similar borrowers

We have revised and expanded the wording to clarify our provision for doubtful accounts policy. The initial wording inappropriately referred to impairment and a method used to determine value of the receivable.

i)

Present inventories at the lower of cost or net realizable value

We have revised the wording to clarify our inventory valuation method. We value inventory at the lower of cost or market, using the average cost method to determine cost.

j)

Determining the cost basis of inventory based upon the moving average method

We have revised the wording to clarify our inventory valuation method. We value inventory at the lower of cost or market, using the average cost method to determine cost.

k)

Charging contributions to the basic social insurance pursuant to PRC laws and regulations in the year the contributions relate.

We have revised the wording to clarify the timing of expense charge for social insurance.

25.

Please label within your consolidated financial statements and notes to consolidated financial statements amounts that are “In Thousands” or revise your amounts to present actual amounts.

We have revised the financial statements to include the statement “All amounts in USD thousands unless otherwise stated”. This statement was in the header of the financial statements which apparently did not carryover when the document was sent to the Edgar system.

Consolidated Statements of Cash Flows page F-5

26.

Please tell us why the acquisition of subsidiary resulted in a cash inflow of $ 127 during the year ended June 30, 2005 as, according to you accounting policy, you have presented the financial statements as if the reorganization was completed on July 1, 2003.

First Capital acquired Xingye on January 4, 2005. The transaction was a purchase acquisition and

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accounted for under the purchase method of accounting by First Capital. The acquisition occurred in the same year as the First Capital/ BiTech recapitalization of June 30, 2005. In connection with the acquisition of Xingye cash was part of the assets acquired resulting in a cash inflow to First Capital, which is reflected as such on BiTech’s consolidated statements of cash flow. We have changed the wording of the line in the statements of cash flow to clarify what the amount represents.

27.

Please tell us and disclose the nature of the non-cash contribution by shareholder’s investment in Xingye.

We have changed wording of the line in the statements of cash flow to clarify what the amount represents. The shareholders of First Capital paid $500,000 to acquire the shares of Xingye. The shareholders than contributed these shares to First Capital in exchange for 500,000 common shares in First Capital.

Notes to Consolidated Financial Statements

1.  Group Reorganization , Summary of Operations and Basis of Presentation, page F-6

28.

We note your acquisition of ProteomTech, Inc (“PTI”) and First Capital Asia Investment Limited (“First Capital “) on June 30, 2005. As the transaction was a share exchange with the previous owners of PTI and First Capital obtaining over 90% of your outstanding common stock, please provide to us your analysis as to which company is the accounting acquirer in the transaction. Please ensure that you summarize the significant provisions of the acquisition agreement. Additionally, please provide to us a breakdown of post acquisition ownership percentages of your outstanding common stock between PTI and First Capital, management’s analysis as to whether PTI and First Capital are related parities, and which entity obtained/retain control of the final combined entity. Please note that the historical financial statements should be those of the accounting acquirer and that separate audited financial statements of significant acquirees are required under Item 310(c) of Regulation S-B.

First Capital Asia and PTI were entities under common control which reorganized with BiTech and were deemed to be related parties. The transaction was treated as a recapitalization of all companies with no change to the carrying amount of the assets after the reorganization.

BiTech issues shares to the shareholders of each, First Capital Asia and PTI in exchange for 100 % of their outstanding common shares.

We have included as a listing of the stockholders of each company prior to the recapitalization and the post share exchange ownership after the exchange as follows:

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Shareholder	Total # of shares issued for BiTech	% ownership	Notes	# of PTI shares exchanged prior to BiTech Merger	First Capital Asia
	post merger	post merger		pre-merger	pre-merger

Lin's Investment Management Co., Ltd.	6,801,016	59.11%	Zheng's Trust	27,000,000	500,000

Jun Bao	956,633	8.31%		6,150,000
Zhuangwu Li	63,776	0.55%
Xinli Lin	956,633	8.31%		7,500,000
Sean Wu	172,194	1.50%		1,000,000
Long Zhu	127,551	1.11%		1,000,000
Oklahoma Medical Research Foundation	159,439	1.39%		1,250,000
Shili Wu	62,883	0.55%		500,000
Luyuan Li	31,505	0.27%		250,000
Daniel Medynski	12,624	0.11%		100,000
David A. Hagebush	15,178	0.13%		120,000
Marina Konakova	7,525	0.07%		60,000
Michelle A. LaFevre-Bernt	3,826	0.03%		30,000
Wayne Liu	1,913	0.02%		15,000
Michael Tuan	1,913	0.02%		15,000
Constant R. Marks	1,913	0.02%		15,000
Bo Yu	2,806	0.02%		22,500
Hongping Lang	510,204	4.43%		600,000
Hua Liu	382,653	3.33%
Weiguang Jian	382,653	3.33%
Zhiwei Wang	191,327	1.66%
Gang Li	191,327	1.66%
Yunfeng Zheng	191,327	1.66%
Jie Xue	127,551	1.11%
Shili Wu	64,668	0.56%	Restricted
Luyuan Li	32,271	0.28%	Restricted
Daniel Medynski	12,886	0.11%	Restricted

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David A. Hagebush	10,332	0.09%	Restricted
Marina Konakova	11,608	0.10%	Restricted
Michelle A. LaFevre-Bernt	8,929	0.08%	Restricted
Wayne Liu	1,914	0.02%	Restricted
Michael Tuan	1,914	0.02%	Restricted
Constant R. Marks	1,914	0.02%	Restricted
Bo Yu	2,296	0.02%	Restricted

Total	11,505,102	100.00%		45,627,500	500,000

public float	1,250,000

Total shares issued & o/s	12,755,102

No historical financials have been provided for these companies as their results of operations have been included in the consolidated financial statements as if the recapitalization had occurred on July 1, 2003.

29.

We note First Capital’s acquisition of Guizhou Xingye Pharmaceutical Co., Ltd. (“Xingye”) by First Capital on January 4, 2005. Please provide a summary of the significant provisions of the acquisition and management’s analysis of who is the accounting acquirer in the transaction. Please note that if Xingye is determined to be the accounting acquirer then the historical financial statements presented in compliance with Item 310(c) of Regulation S-B for First Capital should be those of Xingye. Please provide audited financial statements of the accounting acquirer within this acquisition as required by Item 310 (c ) of Regulation S-B or provide to us your significance tests supporting management’s opinion that the acquisition is not significant.

On January 4, 2004, First Capital Asia Limited (First Capital) acquired 100% of the outstanding stock of IST Ventured Limited and Its wholly owned subsidiary Guizhou Yibai Xingye Pharmaceutical Co., Ltd (IST). Prior to this transaction the parties were unrelated with one another.

In consideration, the shareholders of First Capital paid $500,000 to the stockholders of IST for 100% of the stock and then contributed these shares to First Capital in exchange for 500,000 shares of First Capital stock. The purchase price of $500,000 represented the fair market value of the stock of IST as determined by an independent appraisal.

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Subsequent to the acquisition, the selling stockholder of IST had no continuing relationship with the first capital.

The above constitutes the significant provisions of the purchase agreement.

After evaluation of the facts and circumstances, management deemed First Capital to be the accounting acquirer and the transaction should be accounted for under purchase accounting. Significant reasons for making this determination include the following:

• First Capital paid cash consideration to acquire IST.

• The consideration paid was based on the fair market value of the stock received

• First Capital acquired the stock in an arms-length transaction with an unrelated entity

• The shareholder and management of First Capital obtained control of IST and its operations after the acquisition.

We have attached the historical financial statements of Guizhou Yibai Xingye Pharmaceuitical Co., Ltd (previous name of Baite) to the filing as exhibit 99.1.

30.

Please tell us how you accounted for the December 29, 2004 merger with Ballantrae LLC Please provide all the disclosures required by paragraphs 51-57 of SFAS 141 for each material transaction.

BiTech Pharma, Inc. (“BiTech”) was incorporated on December 28, 2004. One day later, on December 29, 2004, BiTech issued 450,000 shares of its stock to certain creditors of Ballantrae, LLC. The issuance of the stock allowed BiTech to free Ballantrae from bankruptcy and gain control of Ballantrae.

At the time of this transaction, the common stock of BiTech that was issued had no discernable value and Ballantrae had no assets or operations and was in bankruptcy. No value was determinable at the time of the transaction and values were deemed immaterial.

The 450,000 shares that were issued were accounted for in connection with the reorganization of the company and were treated as part of the recapitalization.

The statements of stockholders equity has been revised to disclose the share issuance during the period that it occurred.

2.  Significant Accounting Policies

License and Patent, page F-10

31.

Please tell us your basis for capitalizing license and patent costs, deferring amortization of

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patent costs until patent is approved, and the life the asset. Please disclose the method of amortization of the license and patent costs.

We have revised the wording to clarify that only the legal costs and related license fees are considered amortizable patent costs. We have indicated the method of amortization in the note.

Employee benefits, page F-11

32.

Please disclose the amount contributed to the 410 ( ) plan on behalf of PTI’s employees.

We have revised the note to include the company portion of the 401(k) expense.

18. Commitments and Contingencies

c) Contingencies, page F-22

33.

Please disclose the amount of the warranty obligations accrued as of each reporting date. Additionally, please tell and disclose how you estimate the amount of obligations, how accurate the liability has been in the past, and how you have complied with SB 104 regarding your ability to accurately estimate the obligation.

The wording of contingencies was revised. We do not have any warranty obligations. The reference to warranty obligations referred to an immaterial amount of consignment inventory which would be replaced if the medicine becomes outdated. Since these items represent inventory no warranty exists.

22. Pro Forma Financial, page F-23

34.

Please revise your pro-forma to comply with Item 310(d) of Regulation S-B for the acquisition of PTI and First Capital by China Rx Holdings, Inc. and the acquisition of First Capital of Xingye. Please ensure that each company is presented as separate columns and that pro-forma adjustments to the historical financial statements are clearly identified and explained.

PTI and First Capital were not acquisitions but recapitalizations. We have revised note 22 to disclose each company and the consolidated BiTech F/K/A China RX on a pro-forma basis.

Reviewed Consolidated Financial Statements for Three Months Ended September 30, 2005 and 2004, page F-26

35.

Please make revisions to the interim financial statements consist with the above comments regarding your consolidated financial statements for the two year period ended June 30, 2005.

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We have revised the interim financial statements to be consistent with the revised June 30, 2005 financial statements.

If you have further requirements or questions, please do not hesitate to contact the undersigned at (650) 320-4599 or by facsimile at (650) 494-1387.

Very truly yours,

KING AND WOOD, LLP

By:     /s/ Charles Law

Charles Law